October 12, 2018

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
AMERICAN INTERNATIONAL GROUP INC
175 Water Street
New York, New York 10038

       Re: AMERICAN INTERNATIONAL GROUP INC
           Form 10-K for the Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 001-08787

Dear Mr. Sankaran:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance